UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 8

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

S1 CORPORATION

(Name of Subject Company (Issuer))

ACI WORLDWIDE, INC.

ANTELOPE INVESTMENT CO. LLC

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78463B101

(CUSIP Number of Class of Securities)

Dennis P. Byrnes, Esq.

Executive Vice President, General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

Dennis P. Byrnes, Esq.

President

Antelope Investment Co. LLC

c/o ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Tel.: (212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$514,735,093.50	$59,760.75

*	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 59,267,138 shares of S1 Corporation common stock (the sum of (x) 54,983,593 shares of S1 Corporation common stock outstanding as of September 29, 2011 and (y) 4,283,545 shares of S1 Corporation subject to outstanding options or the grant of rights to purchase S1 Corporation common stock, less (z) 1,107,000 shares of S1 Corporation common stock beneficially owned by ACI Worldwide, Inc.), and (ii) the average of the high and low sales prices of shares of S1 common stock as reported on the NASDAQ Stock Market on September 26, 2011 ($8.685). The calculation of the filing fee is based on S1 Corporation’s representation of its capitalization as of September 29, 2011.
**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, equals 0.00011610 multiplied by the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$18,295.14	Form or registration no.:	Form S-4
Filing Party:	ACI Worldwide, Inc.	Date Filed:	August 30, 2011

Amount previously paid:	$44,308.53	Form or registration no.:	Schedule TO
Filing Party:	ACI Worldwide, Inc.	Date Filed:	August 30, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 8 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2011, as amended by Amendment No. 1 thereto filed on September 7, 2011, Amendment No. 2 thereto filed on September 15, 2011, Amendment No. 3 thereto filed on September 21, 2011, Amendment No. 4 thereto filed on September 28, 2011, Amendment No. 5 thereto filed on October 3, 2011, Amendment No. 6 thereto filed on October 13, 2011 and Amendment No. 7 thereto filed on November 14, 2011 (as amended, the “Schedule TO”) by ACI Worldwide, Inc., a Delaware corporation (“ACI”), and Antelope Investment Co. LLC, a Delaware limited liability company and wholly-owned subsidiary of ACI (“Offeror”). This Schedule TO relates to the third-party tender offer by Offeror to exchange all of the issued and outstanding shares of common stock, par value $0.01 per share (the “S1 Shares”), of S1 Corporation, a Delaware corporation (“S1”) for 0.3148 shares of ACI common stock, par value $0.005 per share (the “ACI Shares”), or $10.00 in cash for each S1 Share (less applicable withholding taxes and without interest) (the “Exchange Offer”).

ACI has filed Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-176557) relating to the Exchange Offer (as amended, the “Registration Statement”). The terms and conditions of the Exchange Offer are set forth in the prospectus/offer to exchange (“Prospectus/Offer to Exchange”) filed pursuant to Rule 424(b)(3) on November 9, 2011 and the related letter of election and transmittal (the “Letter of Election and Transmittal”) which are filed as exhibits to the Registration Statement.

ITEMS 1 THROUGH 9, AND ITEM 11.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented to add the following:

On November 30, 2011, ACI issued a press release announcing that it had extended the Exchange Offer to 5:00 p.m., Eastern time, on Thursday, December 29, 2011, unless further extended. ACI also announced that ACI and S1 have entered into an agreement with the DOJ in order to permit the DOJ additional time to review the information furnished by ACI and S1 to the DOJ under the HSR Act. The agreement also provides that ACI and S1 will give the DOJ ten days notice prior to closing the transaction and will not close the transaction before January 31, 2012 without the DOJ’s prior consent. As of 5:00 p.m., Eastern time, on Wednesday, November 30, 2011, 36,488,324 shares of S1 common stock had been validly tendered in, and not withdrawn from, the Exchange Offer, representing approximately 66.1% of the outstanding S1 shares.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(T)	Press Release, dated November 30, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on December 1, 2011)

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Post-Effective Amendment to the Schedule TO is true, complete and correct.

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Executive Vice President, General Counsel and Secretary

ANTELOPE INVESTMENT CO. LLC

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	President

Date: December 1, 2011

EXHIBIT INDEX

(a)(1)(A)	Intentionally Omitted

(a)(1)(B)	Form of Letter of Election and Transmittal (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on October 13, 2011)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on October 13, 2011)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on October 13, 2011)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on October 13, 2011)

(a)(4)(A)	Prospectus/Offer to Exchange (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed on October 13, 2011)

(a)(5)(A)	Press Release and Proposal Letter to S1, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(B)	Proposal Slides, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(C)	ACI Employee Letter, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(D)	ACI Partner Letter, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(E)	ACI Earnings Call and Discussion on Proposal to Acquire S1, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(F)	Press Release, dated August 2, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 2, 2011)

(a)(5)(G)	Press Release, dated August 15, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 15, 2011)

(a)(5)(H)	Press Release, dated August 25, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 25, 2011)

(a)(5)(I)	ACI Letter to S1 Shareholders, dated August 25, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 25, 2011)

(a)(5)(J)	ACI Proxy Statement on Schedule 14A, dated August 25, 2011 (incorporated by reference to ACI’s filing on August 25, 2011)

(a)(5)(K)	Investor Presentation, dated September 7, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 7, 2011)

(a)(5)( L)	Press Release, dated September 7, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 7, 2011)

(a)(5)(M)	Prospectus Disclosure (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 15, 2011)

(a)(5)(N)	Press Release, dated September 27, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 27, 2011)

(a)(5)(O)	Joint press release of ACI and S1, dated October 3, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 3, 2011)

(a)(5)(P)	Employee Letter, dated October 3, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 3, 2011)

(a)(5)(Q)	S1 Offeree Letter, dated October 3, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 3, 2011)

(a)(5)(R)	Joint Press Release of ACI and S1, dated October 28, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 28, 2011)

(a)(5)(S)	Press Release, dated October 31, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on October 31, 2011)

(a)(5)(T)	Press Release, dated November 30, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on December 1, 2011)

(b)(1)	Commitment Letter, dated August 29, 2011, from Wells Fargo Securities, LLC and Wells Fargo Bank, National Association*

(b)(2)	Credit Agreement, dated November 10, 2011, by and among ACI Worldwide, Inc., Wells Fargo Bank, N.A. and the lenders that are party thereto (incorporated by reference to ACI’s Current Report on Form 8-K filed on November 14, 2011)

(d)(1)

Transaction Agreement, by and among ACI Worldwide, Inc., Antelope Investment Co. LLC and S1 Corporation, dated

October 3, 2011 (incorporated by reference to ACI’s Current Report on Form 8-K filed on October 3, 2011)

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed with Schedule TO on August 30, 2011.